FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

United Maritime Corporation (the “Company”) today announced that it has completed the buyback of 1,427,753 shares, at an average price of $2.08 per share, fully utilizing the previously announced additional share buyback plan. Through the two buyback programs of $6,000,000 in total which the Company has completed to date, approximately 3,289,791 shares have been repurchased at an average price of $1.81 per share. In addition, the Company’s Board of Directors has authorized a third share buyback plan, where it may repurchase up to an additional $3,000,000 of its outstanding common shares in the open market. In addition its Compensation Committee has approved the amendment and restatement of the Company’s 2022 Equity Incentive Plan (the “Plan”) to increase the aggregate number of common shares reserved for issuance under the Plan to 1,500,000 shares, and granted awards under the Plan to the Company’s directors, executive officers, and certain non-executive employees of an aggregate of 1,000,000 restricted common shares, approximately one-third of which number of restricted common shares vests on each of the grant date, January 5, 2023 and June 5, 2023.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated October 25, 2022, titled “United Completes Second Stock Buyback of $3 million and Initiates Additional $3 million Stock Buyback Plan.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

Dated: October 25, 2022

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer